

Mail Stop 4631

February 23, 2010

Mr. Jay W. Rembolt
Chief Financial Officer
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

> **RE: Form 10-K for the fiscal year ended August 31, 2009**
> **Filed October 16, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on October 28, 2009**
> **Filed October 28, 2009**
> **File No. 000-06936**

Dear Mr. Rembolt:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 1

Financial Information About Foreign and Domestic Operations, page 5

1. In future filings, please disclose your long-lived assets by geography over the last <u>three</u> fiscal years. Alternatively, provide a cross-reference to this information in your financial statements. See Item 101(d)(1)(ii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 46

2. In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for reviewing, approving, or ratifying related party transactions.

Item 15. Exhibits, Financial Statement Schedules, page 47

3. Please file with your next periodic report or with a current report on Form 8-K the agreements (including all of their exhibits and schedules) underlying both your $10 million revolving credit line and your $75 million, 7.28% fixed-rate term loan, as described in your management's discussion and analysis section. Please refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 12

4. With a view towards future disclosure, please tell us whether any of the relationships described under Item 407(e)(4)(iii) of Regulation S-K existed during the last fiscal year.

Compensation Discussion and Analysis, page 13

Executive Compensation Philosophy and Framework, page 14

Target Pay Position/Mix of Pay, page 14

5. We note that you target total compensation for your named executive officers at the 50th percentile relative to the market. With a view towards future disclosure, please tell us where actual total compensation for each of your named executive officers fell in relation to this benchmark, and discuss your reasons for paying any named executive officer significantly above or below this targeted percentile.

Executive Officer Compensation Decisions, page 15

Base Salary: Fiscal Year 2009, page 15

6. We note that in determining salary levels for your named executive officers, your compensation committee evaluated individual and company performance in addition to benchmarking data. With a view towards future disclosure, please tell us the elements of individual and company performance considered by your

compensation committee in determining base salaries. See Item 402(b)(1)(v) and
(2)(v) and (vii) of Regulation S-K.

Performance Incentive Program, page 16

7. With a view towards future disclosure, please explain why the Global EBITDA
targets applicable to your chief executive and chief financial officers are different
that those applied to your other named executive officers under the Performance
Incentive Program.

8. In future filings, please disclose each award on a separate line. For example, we
note that the cash awards were made pursuant to your Performance Incentive
Program and the restricted stock unit awards were made pursuant to your Stock
Incentive Plan. See Instruction 1 to Item 402(d) of Regulation S-K.

Change of Control Severance Agreements, page 30

9. In future filings, please include a total column in your severance compensation
table.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director